Exhibit 99.2

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Kinross Gold Corporation (“Kinross”)
25 York Street, 17th Floor
Toronto, Ontario
M5J 2V5

2.	Date of Material Change

March 7, 2011

3.	News Release

A news release with respect to the material change referred to in this material change report was issued by Kinross on March 7, 2011 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval.

4.	Summary of Material Change

Kinross announced the appointment of Paul H. Barry as Executive Vice President and Chief Financial Officer.

5.	Full Description of Material Change

Kinross announced the appointment of Paul H. Barry as Executive Vice-President and Chief Financial Officer. Mr. Barry is expected to join Kinross effective March 31, 2011. Mr. Barry replaces Thomas M. Boehlert, who will be leaving the Company by mutual agreement to pursue other opportunities. Mr. Boehlert will remain with the Company for an appropriate period to ensure a smooth transition.

Mr. Barry joins Kinross following a distinguished career in the United States. Since 2009, he has been an independent consultant in Washington, D.C. From 2007 to 2009, Mr. Barry was Senior Vice-President and Chief Financial Officer of Pepco Holdings, Inc. From 2002 to 2007, he held several positions at Duke Energy Corporation, including most recently Senior Vice-President and Chief Development Officer. Previously, he held positions in business development and financial management at Amoco Corporation and General Electric Company. Mr. Barry holds a Bachelor of Science degree in finance from Northeastern University and a Master of Business Administration degree from Harvard University.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts in this report remain confidential, and no information has been omitted from this report.

8.	Executive Officer

For further information, please contact Shelley M. Riley, Vice President, Administration and Corporate Secretary, at (416) 365-5198.

9.	Date of Report

March 8, 2011